

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 5, 2010

David T. Mitchell
Chief Executive Officer and President
Fabrinet
Walker House, 87 Mary Street
George Town, Grand Cayman
KY1-9005
Cayman Islands

Re: Fabrinet
Amendment No. 1 to Form S-1
Filed December 28, 2009
File No. 333-163258

Dear Mr. Mitchell:

We have reviewed your amended filing and your response letter dated December 28, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis…page 36

1. We note your response to comment six from our letter dated December 16, 2009. Please revise your disclosure on page 36 to reflect your explanation as to why you consider Coherent, Infinera Corporation and Newport Corporation significant customers of the company.

Revenues, page 37

2. We note your response to comment ten from our letter dated December 16, 2009. Please revise your disclosure to briefly disclose management's anticipation that the growth rates for its business in the industrial lasers and sensors markets will exceed the industry forecasts for end-market growth.

Cost of Revenues, page 38

3. We note your response to comment 12 from our letter dated December 16, 2009.
    Please revise your disclosure in this section to indicate, as stated in your response
    letter, that you do not anticipate incurring material costs as a result of the growth
    strategy outlined on page 64 of your prospectus, including, for example, your
    expansion into new geographic markets, your continued diversification into the
    industrial lasers and sensors markets and your further development of your
    customized optics and glass manufacturing capabilities.

                    *   *   *   *

    Please amend your Form S-1 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at
(202) 551-3810 with any other questions.

                                    Sincerely,

                                    /s

                                    Larry Spirgel
                                    Assistant Director

cc: Karen K. Dreyfus, Esq.
    Nate Gallon, Esq.
    Wilson Sonsini Goodrich & Rosati
    Via facsimile